American Funds Insurance Series 333 South Hope Street Los Angeles, California 90071-1406 Phone (213) 486-9108

April 15, 2015

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Insurance Series (the “Series”)
File Nos. 002-86838 and 811-03857

Dear Mr. Cowan:

This letter is in response to the oral comments you provided on February 27, 2015 to the Series’ Post-Effective Amendment No. 69 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), pursuant to which five new funds comprising the American Funds Insurance Series – Portfolio Series (each, a “Fund,” and, collectively, the “Funds”) were registered with the U.S. Securities and Exchange Commission (the “Commission”). We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Series’ Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on May 1, 2015 (the “Amendment”).

Summary Prospectus

A.	American Funds Global Growth Portfolio

Fees and Expenses of the Fund

  Please update all expense figures in the “Annual fund operating expenses” table and in the expense example table.

Response: We have updated the disclosure to address this comment.

  Please remove footnote number 1 from the “Distribution fees” line item in the “Annual fund operating expenses” table. Alternatively, please explain why the “Distribution fees” line item is appropriately footnoted.

Response: The footnote indicating that the listed figures are based on estimated amounts for the current fiscal year is appropriate for the “Distribution fees” line item because the listed figures are based on the full amounts allowed to be paid by the Fund’s 12b-1 plan for each share class. The Fund may not pay the full amount allowable under the 12b-1 plan to every shareholder. For example, if in the Fund’s first year of operation the Fund’s assets consist largely of seed money from its investment adviser, the actual distribution fees paid by the Fund will be less than the full amount permitted to be paid under the 12b-1 plan because the investment adviser does not receive the 12b-1 fees from the Fund.

  The term “Series” is used in footnote number 2 to the “Annual fund operating expenses” table but is not previously defined. Please define “Series” or delete the reference.

Response: We have updated the disclosure to address this comment by replacing references to the “Series” with references to the “fund.”

  In the paragraph captioned “Portfolio Turnover,” please consider disclosing that no portfolio turnover rate is provided as the Fund has not had investment operations as of the date of the disclosure.

Response: We have updated the disclosure to address this comment.

Principal Investment Strategies

  The disclosure states that “[t]he fund will typically have significant exposure to issuers domiciled outside the United States.” Given that the Fund’s name includes the word “global,” please explain how the Fund will invest its assets in securities that will expose the Fund and its shareholders to issuers in a number of countries throughout the world.

Response: Based on our conversations with Commission staff, we have updated the disclosure to address this comment. As discussed, we expect that the Fund will invest primarily in underlying global and international funds that, under normal market conditions, invest at least 40% of their net assets in issuers domiciled outside the United States.

  The disclosure states that the Fund may invest in underlying funds that invest in lower-rated debt securities, or junk bonds, but is silent as to direct or indirect investments in investment-grade debt securities. Please confirm whether investments in investment-grade debt securities is a principal strategy of the Fund, and, if so, please supplement the disclosure accordingly.

Response: Although the Fund may invest in underlying funds that hold investment-grade debt securities, we do not consider investing in investment-grade debt securities to be a principal investment strategy of the Fund.

Principal Risks

  The risk disclosure captioned “Investing in growth-oriented stocks” includes a reference to “equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds)….” We note that investment in such equity-type securities is listed as a principal risk of the Fund but is not listed as a principal investment strategy. If such investments are part of the Fund’s principal investment strategies, they should be disclosed and discussed in the “Principal investment strategies” portion of the prospectus and there should be an explanation of how such investments are used to further the Fund’s investment objective and strategies.

Response: Although the Fund may invest in underlying funds that invest in equity-type securities, such as preferred stocks, convertible preferred stocks or convertible bonds, we do not consider investing in such equity-type securities to be a principal investment strategy of the Fund. Investing in growth-oriented equities, however, is a principal investment strategy of the Fund. Because the risks associated with investing in equity-type securities are similar to those associated with growth-oriented equities generally, to the extent the fund has exposure to equity-type securities, the Fund’s exposure to growth stock risks is enhanced. Accordingly, we believe it is appropriate to reference equity-type securities in the principal risk relating to growth-oriented stocks.

Management

  Please explain why you intend to list the Series title of certain portfolio managers in the first column of the table identifying each of the Fund’s portfolio managers.

Response: Consistent with our long-standing practice for each of the other funds in the Series, we intend to list the position titles of each portfolio manager who serves as an officer or director of the Series. Each portfolio manager’s primary title with the Fund’s investment adviser will be listed in the third column of the table.

B.	American Funds Growth and Income Portfolio

Fees and Expenses of the Fund

  Please update all expense figures in the “Annual fund operating expenses” table and in the expense example table.

Response: Please see response to Comment No. 1 above.

  Please remove footnote number 1 from the “Distribution fees” line item in the “Annual fund operating expenses” table. Alternatively, please explain why the “Distribution fees” line item is appropriately footnoted.

Response: Please see response to Comment No. 2 above.

  The term “Series” is used in footnote number 2 to the “Annual fund operating expenses” table but is not previously defined. Please define “Series” or delete the reference.

Response: Please see response to Comment No. 3 above.

  In the paragraph captioned “Portfolio Turnover,” please consider disclosing that no portfolio turnover rate is provided as the Fund has not had investment operations as of the date of the disclosure.

Response: Please see response to Comment No. 4 above.

Principal Investment Strategies

  The disclosure states that the Fund may invest in underlying funds that invest in lower-rated debt securities, or junk bonds, but is silent as to direct or indirect investments in investment-grade debt securities. Please confirm whether investments in investment-grade debt securities is a principal strategy of the Fund, and, if so, please supplement the disclosure accordingly.

Response: Please see response to Comment No. 6 above.

Principal Risks

  The risk disclosure captioned “Investing in growth-oriented stocks” includes a reference to “equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds)….” We note that investment in such equity-type securities is listed as a principal risk of the Fund but is not listed as a principal investment strategy. If such investments are part of the Fund’s principal investment strategies, they should be disclosed and discussed in the “Principal investment strategies” portion of the prospectus and there should be an explanation of how such investments are used to further the Fund’s investment objective and strategies.

Response: Please see response to Comment No. 7 above.

Management

  Please explain why you intend to list the Series title of certain portfolio managers in the first column of the table identifying each of the Fund’s portfolio managers.

Response: Please see response to Comment No. 8 above.

C.	American Funds Managed Risk Growth Portfolio

Fees and Expenses of the Fund

  Please update all expense figures in the “Annual fund operating expenses” table and in the expense example table.

Response: Please see response to Comment No. 1 above.

  Please remove footnote number 1 from the “Distribution fees” line item in the “Annual fund operating expenses” table. Alternatively, please explain why the “Distribution fees” line item is appropriately footnoted.

Response: Please see response to Comment No. 2 above.

  The term “Series” is used in footnote number 2 to the “Annual fund operating expenses” table but is not previously defined. Please define “Series” or delete the reference.

Response: Please see response to Comment No. 3 above.

  In the paragraph captioned “Portfolio Turnover,” please consider disclosing that no portfolio turnover rate is provided as the Fund has not had investment operations as of the date of the disclosure.

Response: Please see response to Comment No. 4 above.

  Please confirm that any fees associated with selling securities short, including dividend expenses relating to securities sold short, are disclosed as a separate line item in the fee table.

Response: The Fund does not expect to sell securities short as part of its principal investment strategy. As part of its managed risk strategy, the Fund will take short positions in exchange-traded futures or swaps contracts; however, dividend expenses and other fees associated with securities sold short will not be incurred with such short positions and, accordingly, will not be included in the fee table.

Principal Investment Strategies

  The disclosure states that the Fund may invest in underlying funds that invest in lower-rated debt securities, or junk bonds, but is silent as to direct or indirect investments in investment-grade debt securities. Please confirm whether investments in investment-grade debt securities is a principal strategy of the Fund, and, if so, please supplement the disclosure accordingly.

Response: Please see response to Comment No. 6 above.

Principal Risks

  The risk disclosure captioned “Investing in growth-oriented stocks” includes a reference to “equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds)….” We note that investment in such equity-type securities is listed as a principal risk of the Fund but is not listed as a principal investment strategy. If such investments are part of the Fund’s principal investment strategies, they should be disclosed and discussed in the “Principal investment strategies” portion of the prospectus and there should be an explanation of how such investments are used to further the Fund’s investment objective and strategies.

Response: Please see response to Comment No. 7 above.

Management

  Please explain why you intend to list the Series title of certain portfolio managers in the first column of the table identifying each of the Fund’s portfolio managers.

Response: Please see response to Comment No. 8 above.

D.	American Funds Managed Risk Growth and Income Portfolio

Fees and Expenses of the Fund

  Please update all expense figures in the “Annual fund operating expenses” table and in the expense example table.

Response: Please see response to Comment No. 1 above.

  Please remove footnote number 1 from the “Distribution fees” line item in the “Annual fund operating expenses” table. Alternatively, please explain why the “Distribution fees” line item is appropriately footnoted.

Response: Please see response to Comment No. 2 above.

  The term “Series” is used in footnote number 2 to the “Annual fund operating expenses” table but is not previously defined. Please define “Series” or delete the reference.

Response: Please see response to Comment No. 3 above.

  In the paragraph captioned “Portfolio Turnover,” please consider disclosing that no portfolio turnover rate is provided as the Fund has not had investment operations as of the date of the disclosure.

Response: Please see response to Comment No. 4 above.

  Please confirm that any fees associated with selling securities short, including dividend expenses relating to securities sold short, are disclosed as a separate line item in the fee table.

Response: Please see response to Comment No. 20 above.

Principal Investment Strategies

  The disclosure states that the Fund may invest in underlying funds that invest in lower-rated debt securities, or junk bonds, but is silent as to direct or indirect investments in investment-grade debt securities. Please confirm whether investments in investment-grade debt securities is a principal strategy of the Fund, and, if so, please supplement the disclosure accordingly.

Response: Please see response to Comment No. 6 above.

Principal Risks

  The risk disclosure captioned “Investing in growth-oriented stocks” includes a reference to “equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds)….” We note that investment in such equity-type securities is listed as a principal risk of the Fund but is not listed as a principal investment strategy. If such investments are part of the Fund’s principal investment strategies, they should be disclosed and discussed in the “Principal investment strategies” portion of the prospectus and there should be an explanation of how such investments are used to further the Fund’s investment objective and strategies.

Response: Please see response to Comment No. 7 above.

Management

  Please explain why you intend to list the Series title of certain portfolio managers in the first column of the table identifying each of the Fund’s portfolio managers.

Response: Please see response to Comment No. 8 above.

E.	American Funds Managed Risk Global Allocation Portfolio

Fees and Expenses of the Fund

  Please update all expense figures in the “Annual fund operating expenses” table and in the expense example table.

Response: Please see response to Comment No. 1 above.

  Please remove footnote number 1 from the “Distribution fees” line item in the “Annual fund operating expenses” table. Alternatively, please explain why the “Distribution fees” line item is appropriately footnoted.

Response: Please see response to Comment No. 2 above.

  The term “Series” is used in footnote number 2 to the “Annual fund operating expenses” table but is not previously defined. Please define “Series” or delete the reference.

Response: Please see response to Comment No. 3 above.

  In the paragraph captioned “Portfolio Turnover,” please consider disclosing that no portfolio turnover rate is provided as the Fund has not had investment operations as of the date of the disclosure.

Response: Please see response to Comment No. 4 above.

  The disclosure states that the fund is “an asset allocation fund with a global scope.” Given that the Fund’s name includes the word “global,” please explain how the Fund will invest its assets in securities that will expose the Fund and its shareholders to issuers in a number of countries throughout the world.

Response: Please see response to Comment No. 5 above.

  Please confirm that any fees associated with selling securities short, including dividend expenses relating to securities sold short, are disclosed as a separate line item in the fee table.

Response: Please see response to Comment No. 20 above.

Principal Investment Strategies

  The disclosure states that the Fund may invest in underlying funds that invest in lower-rated debt securities, or junk bonds, but is silent as to direct or indirect investments in investment-grade debt securities. Please confirm whether investments in investment-grade debt securities is a principal strategy of the Fund, and, if so, please supplement the disclosure accordingly.

Response: Please see response to Comment No. 6 above.

Principal Risks

  The risk disclosure captioned “Investing in growth-oriented stocks” includes a reference to “equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds)….” We note that investment in such equity-type securities is listed as a principal risk of the Fund but is not listed as a principal investment strategy. If such investments are part of the Fund’s principal investment strategies, they should be disclosed and discussed in the “Principal investment strategies” portion of the prospectus and there should be an explanation of how such investments are used to further the Fund’s investment objective and strategies.

Response: Please see response to Comment No. 7 above.

Management

  Please explain why you intend to list the Series title of certain portfolio managers in the first column of the table identifying each of the Fund’s portfolio managers.

Response: Please see response to Comment No. 8 above.

Statutory Prospectus

Plans of Distribution

  The disclosure provides that “[t]he estimated 12b-1 fees expected to be paid by each fund … are indicated in this prospectus in the Annual Fund Operating Expenses table for each fund.” Please explain why the 12b-1 fees listed in the fee table are estimated.

Response: The 12b-1 fees listed in the Annual Fund Operating Expenses table for each fund are based on the full amounts allowed to be paid by each Fund’s 12b-1 plan for each share class. A Fund may not pay the full amount allowable under its 12b-1 plan to every shareholder. For example, if in a Fund’s first year of operation the Fund’s assets consist largely of seed money from its investment adviser, the actual distribution fees paid by the Fund will be less than the full amount permitted to be paid under the 12b-1 plan because the investment adviser does not receive the 12b-1 fees from the Fund.

  The disclosure provides that 12b-1 fees “are paid out of each fund’s assets or income on an ongoing basis.” Given that 12b-1 fees are asset-based fees, please delete the reference to 12b-1 fees being paid out of a fund’s income.

Response: We have updated the disclosure to address this comment.

Statement of Additional Information

Fund policies

  Please add a non-fundamental policy of not investing more than 15% of a Fund’s assets in illiquid investments.

Response: Each Fund will comply with the requirements under the 1940 Act, including limitations on investments in illiquid securities.

  Please confirm that each Fund will look through the underlying funds in which it invests for purposes of calculating compliance with restrictions on industry concentrations.

Response: Each Fund will comply with the requirements under the 1940 Act, including industry concentration restrictions, and we hereby confirm that, for purposes of calculating compliance with restrictions on industry concentrations, each Fund will look through the underlying funds in which it invests.

Finally, as requested, the Series acknowledges that:

•	the Series is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the staff, acting pursuant to delegated authority, allow the Series’ filing to go automatically effective, the Commission shall not be foreclosed from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Series from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Series may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Counsel